July 19, 2024

David Garofalo
Chief Executive Officer
Gold Royalty Corp.
1188 West Georgia Street, Suite 1830
Vancouver, BC V6E 4A2

       Re: Gold Royalty Corp.
           Registration Statement on Form F-3
           Filed July 15, 2024
           File No. 333-280817
Dear David Garofalo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alla Digilova, Esq., of Haynes and Boone, LLP